Exhibit 99.1

JBS Announces Expansion of its Class A Common Share and Brazilian Depositary Receipt Repurchase Program

Amstelveen, Netherlands – October 14, 2025 – JBS N.V. (the “Company,” “JBS,” “we” or “us”) (NYSE: JBS; B3: JBSS32) announced today that its board of directors (the “Board”) has authorized an expansion of its previously approved program (the “Repurchase Program Expansion”) to repurchase additional Class A common shares, par value €0.01 per share (“Class A shares”), and Brazilian Depositary Receipts each representing one Class A share (“BDRs”) in an aggregate amount of up to an additional USD 200 million (the “Additional Investment”). The original repurchase program (together with the Repurchase Program Expansion, the “Repurchase Program”) commenced on August 18, 2025, and will continue until the maximum investment under the Repurchase Program of up to USD 600 million (consisting of the originally approved maximum amount of USD 400 million plus the Additional Investment) is reached or the Board suspends or terminates the Repurchase Program, whichever occurs first. The objective of the Repurchase Program is to return value to the Company’s Class A shareholders and BDR holders.

As previously disclosed, repurchases under the Repurchase Program may be made through open market purchases, in privately negotiated transactions or otherwise, in each case in accordance with applicable United States and Brazilian securities laws, including through the use of written trading plans intended to qualify under Rule 10b5-1 of the United States Securities Exchange Act of 1934, as amended. The Repurchase Program will be funded using the Company’s cash on hand and cash generated from operations. The timing of the repurchases and the exact number of Class A shares and/or BDRs to be purchased from time to time will be determined by the Company’s management in its discretion through the duration of the Repurchase Program, depending on market conditions and other factors.

The Repurchase Program will not lead to changes in the Company’s controlling shareholders or administrative structure, and will not compromise the Company’s ability to pay any required dividends in virtue of the Company’s liquidity and cash management. While repurchases of Class A shares will result in a decrease in the total number of Class A shares outstanding, repurchases of BDRs will not affect this number, as the underlying Class A shares will continue to be owned of record by Banco Bradesco S.A. as depositary of the BDRs, until such time as the Company chooses to cancel the repurchased BDRs.

About JBS

JBS is a leading global food company offering a diversified portfolio of high-quality poultry, pork, beef, lamb, fish and prepared products. The company employs more than 280,000 people, with operations in 17 countries, including Brazil, the United States, Canada, the United Kingdom, Australia and China. Globally, JBS offers a broad portfolio of brands known for their excellence and innovation, including Friboi, Seara, Swift, Pilgrim’s Pride, Moy Park, Primo, Just Bare, and many others, which reach consumers in 190 countries daily. The company invests in related businesses such as leather, biodiesel, collagen, personal care and cleaning products, natural casings, solid waste management solutions, recycling, and transportation, focusing on the circular economy. JBS prioritizes a best-in-class food safety program, while adopting leading sustainability and animal welfare practices throughout its value chain, to feed people around the world more sustainably. Visit jbsglobal.com to learn more.

Forward-Looking Statements

This press release contains certain statements, including estimates, projections, statements relating to business plans, objectives, and expected operating results, and the assumptions upon which those statements are based, that are “forward-looking statements,” as defined under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “may,” “opportunity,” “outlook,” “plan,” “project,” “should,” “strategy,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. These statements are based on the current expectations of the management of JBS and are subject to uncertainty and to changes in circumstances. In addition, these statements are based on a number of assumptions that are subject to change. This press release also contains estimates and other information concerning the industry in which the JBS Group operates, that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information. Many factors could cause actual results to differ materially from these forward-looking statements including unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management and expansion and growth of JBS’ operations, as well as the risk factors discussed in the final prospectus, dated April 22, 2025 and filed by the Company with the United Securities and Exchange Commission, relating to the Company’s registration statement on Form F-4 (File No. 333-273211). While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on JBS’ consolidated financial condition, results of operations or liquidity. Forward-looking statements included herein are made as of the date hereof, and JBS undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

Contacts:

Media

media@jbsglobal.com

Investors

JBS IR Team

ir@jbs.com.br